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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                             Garden Botanika, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   364854109
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

-------------------                                         --------------------
CUSIP NO. 364854109                                         Page  2 of  13 Pages
-------------------                                         --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Desai Capital Management Incorporated
     13-3229933
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
  NUMBER OF
   SHARES                      0
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       6    SHARED VOTING POWER
   EACH
 REPORTING            522,306 Shares
  PERSON         ---------------------------------------------------------------
   WITH          7    SOLE DISPOSITIVE POWER

                               0
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      522,306 Shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,306 Shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /  /
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.39%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------                                         -------------------
CUSIP NO.  364854109                                         Page  3 of 13 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rohit Mojilal Desai
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
  NUMBER OF
   SHARES                    0
BENEFICIALLY     ---------------------------------------------------------------
   OWNED BY      6    SHARED VOTING POWER
    EACH
 REPORTING            522,306 Shares
   PERSON        ---------------------------------------------------------------
    WITH         7    SOLE DISPOSITIVE POWER

                               0
                 ---------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      522,306 Shares
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     522,306 Shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.39%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------                                         -------------------
CUSIP NO.  364854109                                         Page  4 of 13 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rohit M. Desai Associates
      13-3240237
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                  (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                 5    SOLE VOTING POWER
  NUMBER OF
    SHARES                     0
BENEFICIALLY     ---------------------------------------------------------------
   OWNED BY      6     SHARED VOTING POWER
     EACH
  REPORTING            261,153 Shares
    PERSON       ---------------------------------------------------------------
     WITH        7     SOLE DISPOSITIVE POWER

                                0
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER

                       261,153 Shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      261,153 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

--------------------                                         -------------------
CUSIP NO.  364854109                                         Page  5 of 13 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rohit M. Desai Associates-II
      13-3426754
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                           (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
  NUMBER OF                    0
   SHARES            -----------------------------------------------------------
BENEFICIALLY         6   SHARED VOTING POWER
  OWNED BY
    EACH                       261,153 Shares
 REPORTING           -----------------------------------------------------------
   PERSON            7   SOLE DISPOSITIVE POWER
    WITH
                               0
                     -----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                               261,153 Shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      261,153 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

-------------------                                         -------------------
CUSIP NO. 364854109                                         Page  6 of 13 Pages
-------------------                                         -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Equity-Linked Investors, L.P.
      13-3240235
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  5        SOLE VOTING POWER
   NUMBER OF
    SHARES                    0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       6        SHARED VOTING POWER
     EACH
  REPORTING                   261,153 Shares
    PERSON        --------------------------------------------------------------
     WITH         7        SOLE DISPOSITIVE POWER

                              0
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                              261,153 Shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      261,153 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IV; PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

-------------------                                         -------------------
CUSIP NO. 364854109                                         Page  7 of 13 Pages
-------------------                                         -------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Equity-Linked Investors-II
       13-3427026
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                 5         SOLE VOTING POWER
 NUMBER OF
  SHARES                           0
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       6         SHARED VOTING POWER
   EACH
 REPORTING                 261,153 Shares
  PERSON         ---------------------------------------------------------------
   WITH          7         SOLE DISPOSITIVE POWER

                                    0
                 ---------------------------------------------------------------
                 8         SHARED DISPOSITIVE POWER

                           261,153 Shares
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       261,153 Shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/  /

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       3.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IV, PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  364854109                                                Page 8 of 13
Item 1.

         (a)      This statement relates to Garden Botanika, Inc. (the
                  "Issuer").

         (b) The address of the Issuer's principal executive office is 8624 154th Avenue N.E., Redmont, WA 98052.

Item 2.

         (a) This statement is filed by Desai Capital Management Incorporated ("DCMI"), Rohit M. Desai, Rohit M. Desai Associates ("RMDA-I"), Equity-Linked Investors, L.P. ("ELI-I"), Rohit M. Desai Associates-II ("RMDA-II"), and Equity-Linked Investors-II ("ELI-II").

         (b) The address of the principal business office of each reporting person is 540 Madison Avenue, 36th Floor, New York, N.Y. 10022.

         (c) ELI-I and ELI-II are New York limited partnerships. RMDA-I and RMDA-II are New York general partnerships. DCMI is a corporation incorporated in and based in the State of New York and Rohit M. Desai is a U.S. citizen.

         (d) This statement relates to the Common Stock, $.01 par value, of Garden Botanika, Inc. (the "Common Stock").

         (e)      The CUSIP Number is 364854109.

Item 3.

         (a) DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI is registered under section 203 of the Investment Advisors Act of 1940.

                  Rohit M. Desai is the president, treasurer and chairman of the board of directors of DCMI and is the sole stockholder of DCMI, the managing general partner of Rohit M. Desai Associates (the general partner of ELI-I), and the managing general partner of Rohit M. Desai Associates-II (the general partner of ELI-II).

                  ELI-I and ELI-II are New York limited partnerships whose principal business is investing in a portfolio of convertible debt securities, convertible preferred stock and other debt securities

CUSIP NO.  364854109                                                Page 9 of 13



                  with equity features.

                  RMDA-I is a New York general partnership and is the general partner of ELI-I. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II is a New York general partnership and is the general partner of ELI-II. RMDA-II has no business activities other than acting as ELI-II's general partner.

Item 4.  Ownership.

         (a) See Items 5 through 9 of the cover pages as to each reporting person.

                  As of December 31, 1996, ELI-I directly owned 261,153 shares of the Issuer's Common Stock and ELI-II directly owned 261,153 shares of the Issuer's Common Stock. RMDA-I could be deemed beneficial owner, for purposes of this Schedule 13G, of the shares of Common Stock held by ELI-I. RMDA-II could be deemed beneficial owner, for purposes of this Schedule 13G, of shares of Common Stock held by ELI-II. Each of DCMI and Rohit M. Desai could be deemed to be beneficial owners, for purposes of this Schedule 13G, of the shares of Common Stock held by ELI-I and ELI-II.

         (b)      See item 11 of cover pages as to each reporting person.

         (c) The power to vote or to dispose of, or to direct the voting or disposal of, any such Common Stock held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to the rest of ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. The power to vote or to dispose of, or to direct the voting or disposal of, any such Common Stock held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI.

                  Accordingly, for the purposes of Schedule 13G, ELI-I, ELI-

CUSIP NO.  364854109                                               Page 10 of 13


                  II, DCMI, RMDA-I, RMDA-II and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to the securities covered by this statement and therefore each may be deemed to be a beneficial owner with respect to such securities.

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-I, RMDA-II, and Rohit M. Desai, the filing of this Statement shall not be construed as an admission that any person other than ELI-I and ELI-II is the beneficial owner of any securities covered by this Statement or that either ELI-I or ELI-II is the beneficial owner of any securities held by any others (including the Other Shareholders).

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No person other than ELI-I, ELI-II, DCMI, RMDA-I, RMDA-II or Rohit M. Desai, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         As described in Item 4 above, RMDA-I, RMDA-II, DCMI and Rohit M. Desai may each be deemed to be a beneficial owner of shares of Common Stock held by ELI-I and ELI-II as the members of a group under Section 13d of the Securities Exchange Act of 1934, as amended.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that

CUSIP NO.  364854109                                               Page 11 of 13



         the information set forth in this statement, which is being filed on behalf of each of the undersigned, is true, complete and correct.

CUSIP NO.  364854109                                              Page 12 of 13



Date: February 14, 1997


                                   EQUITY-LINKED INVESTORS, L.P.

                                   By: Rohit M. Desai Associates
                                       General Partner

                                   By: /s/Kathy T. Abramson
                                       ---------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai
                                       Managing General Partner


                                   ROHIT M. DESAI ASSOCIATES

                                   By: /s/Kathy T. Abramson
                                       ---------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai
                                       Managing General Partner


                                   EQUITY-LINKED INVESTORS-II

                                   By: Rohit M. Desai Associates-II
                                       General Partner

                                   By: /s/Kathy T. Abramson
                                       ---------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai
                                       Managing General Partner


                                   ROHIT M. DESAI ASSOCIATES-II

                                   By: /s/Kathy T. Abramson
                                       --------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai
-                                      Managing General Partner

CUSIP NO. 364854109                                            Page 13 of 13


                                     DESAI CAPITAL MANAGEMENT
                                     INCORPORATED

                                   By: /s/ Kathy T. Abramson
                                       ---------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai
                                       President

                                       /s/Kathy T. Abramson
                                       ---------------------------------------
                                       Attorney-in-fact for
                                       Rohit M. Desai